







INVEST IN **CENTERS FOR AGE CONTROL INC.**

Testing and Cloud Data Central to Emerging $Trillion Aging Reversal Industry

agemeter.com Las Vegas NV

Technology | Infrastructure | Software | App | Bio Tech

LEAD INVESTOR

Kevin Brown

I have a body fat smart scale at home. I use it almost every day. Practically every day, I step on the scale, and it tells me my "metabolic age" is one year older than my actual age. It never tells me much more than that. The smart scale never tells me ways to improve my "metabolic age" or anything. Now let's talk about the AgeMeter test by the Center for Age Control. The AgeMeter gives a person a battery of tests that provides a person with a "Functional Age" score with details regarding a person's "Functional Age." With this information, a person can attempt to improve their "Functional Age" over time. This is potentially a big deal for medical professionals and individuals alike. The team at the Center for Age Control is working hard to make their "Functional Age" score commonplace and I have belief in the teams ability to do so.

Invested $10,000 this round

Learn about Lead Investors

Highlights

1. AgeMeter® already in North, Central & South America, Europe, Asia, Africa, Australia & Oceania
2. Endorsed by the world's top scientists, including Harvard geneticists Dr. George Church & Dr. David Sinclair.
3. Only reputable, noninvasive device that calculates the age at which a person's body actually functions.
4. AgeMeter® is used by doctors, researchers & individuals who can measure & monitor their aging-reversal health programs.
5. Industry leader Neurohacker® used the AgeMeter® to validate its aging reversal nutraceutical in a March 2021 study.
6. Revenue from app to individuals and professional kit to medical and fitness centers and researchers
7. Your investment helps us spread the word about AgeMeter®, improving the quality of life for all.

Our Team

Elliott Small Founder and CEO

Our Team

Elliott Small Founder and CEO

Harvard BA Biochemistry. 4 patents: 3 issued: Rapid Battery Charging, 1 pending: Aging Reversal Methods & Compositions. Chemist: Kraft Foods. Computer Programmer. A passion for a youthful life through aging reversal.

> Since the start of civilization thousands of years ago, people have sought to avoid aging and the poor health endured during the last decades of life. Our mission is to improve the quality life for those experiencing aging.

Dr. Edward Layne Medical Director, MD, SCM



A graduate of Harvard College, Tulane Medical School, Harvard Medical School Post-grad, Dr. Layne currently serves as Medical Director at AgeMeter, and is the founder of 3 gastro and nutritional clinics, in the Atlanta, GA region.



Taylor Speegle   Chief Technology Officer

Owns a software company partnered in development of the AgeMeter and others with over 20 Million users worldwide, ranked in Apple App Store Top #100 in 85 Countries and Exclusive software launch partner for TCL's global NEXTWEAR G Smart Glasses



Nicole Layne   Business Advisor

Currently strategic advisor to AgeMeter, Layne is also the director of Enterprise Product & Experience Strategy at Home Depot. She has a B.A. from Yale and an MBA from Wharton.



E. J. Layne   COO and Information Technology Partner

Chief Operating Officer and technical advisor to AgeMeter, E.J. is currently a Senior Program Manager at Microsoft. (He holds 4 patents.) He has a BS/MS in computer science from the, Georgia Institute of Technology.



Joe Strickland   Information Technology Partner

BS Computer Science, Morehouse College. Cox Communications: Director, Delivery Management, Business Support Systems. Joe is a seasoned leader in delivering large and medium scale strategic projects and programs.

Pitch



Centers For Age Control Inc. (CFAC)
AgeMeter® Functional Age Test for the
Next Major Emerging Industry: Aging Reversal

Harvard Research is making possible what Nearly Everyone has wanted since the dawn of civilization. The industry platform provided by the AgeMeter includes:

- Functional Age Testing App to validate aging reversal therapies
- Global Cloud Database to track progress worldwide
- Integration with other health apps

The Emerging Aging Reversal Major Industry

Problems	Solutions
Credibility	The Industry Leaders are Harvard Scientists Dr. George Church and Dr. David Sinclair whose research has shown Aging Reversal to be inevitable
Feasibility	Major breakthroughs have been achieved by Church and Sinclair at Harvard and by others
Validation	Dr. Church: "We need standardized physiological measures. The AgeMeter can help us get there."
	Dr. Sinclair: "Device that can accurately & quickly estimate biological age badly needed in the field."
Resources	$100 Million Aging Reversal XPrize funding begun. AgeMeter considered for judging winners.
	AgeMeter is only age test device among a select few technologies, along with Church and Sinclair, regularly presenting at major events of XPrize Foundation affiliates, since 2021.
	Two XPrize affiliates already use multiple AgeMeters.



AgeMeter® Versions

- The Largest Revenue will come from the Consumer Freemium Mobile App for Smartphones and Pads to be released 2nd Quarter 2022

- First, product credibility was established by selling the Professional Version to Medical Practices, Fitness Centers, and Researchers.

- There are Professional Versions in North America





















There are Professional versions in North America (USA, Canada, Mexico), Central America, South America, Europe, Asia, Africa, Australia, and Oceania.

What is the AgeMeter?

- Functional age is estimated by testing **physiological biomarkers that decline with age**.
- **AgeMeter Cloud Database** is updated by every test worldwide as an ever expanding **Global Aging Study** providing **continually improving precision** of **Functional Age Algorithm**
- **New Biomarkers will be continually researched and added.**
- **Does not require FDA approval. (not a medical device)**

Auditory Reaction Time **(milliseconds)**: Cognitive: How quickly can you respond to a sound?
Highest Audible Pitch **(hertz)**: What is the highest tone you can hear?
Decision Reaction Time **(milliseconds)**: Cognitive: How quickly can you make a decision?
Decision Movement Time **(milliseconds)**: Cognitive: How quickly can you physically act on a decision?
Lung Function **(liters)**: Forced Vital Capacity (FVC): How much air can you lungs expel and how quickly?
Lung Function **(liters)**: Forced Expiratory Volume (FEV-1): How much air can your lungs expel in one second?
Short Term Memory: How many randomly generated numbers can you remember as the sequence grows longer?
Muscle Speed & Coordination **(seconds)**: Cognitive: At the same time, how fast and how accurately can your muscles move?
Visual Reaction Time **(milliseconds)**: Cognitive: How quickly can you react to a visual stimulus?
Visual Movement Time **(milliseconds)**: Cognitive: How fast can your muscles move when you react to a visual stimulus?

Market

Longevity Economy is $17 trillion growing to $27 trillion by 2026 (Forbes).

Numbers Below Based on $5 per month AgeMeter Consumer Mobile App Subscriptions

Total Available Market (TAM)
4 Billion People worldwide are over 31 years old (Statista), old enough to be concerned about aging.
x $60/year = $240 Billion

Serviceable Available Market (SAM)
60% of people worldwide use the internet (Statista)
x $240 Billion TAM **= $144 Billion**

Serviceable Obtainable Market (SOM)
1.5 Billion Facebook users worldwide over 34 years old (Statista) is a measure of aging people who use apps. Because most people, even most doctors, are still unaware of Harvard aging reversal science, we can be first to educate and sell to that majority. Can also integrate our results with millions of FitBits, Apple Watches, etc.
x $60/year = $90 Billion

FaceBook required 18 years to reach the above number of users by 2022.
By first five years Facebook had 350 million users. (Statista) Assuming 150 million over 34 years old and suggesting 20% paid AgeMeter subscribers from that same number **after 5 years** (30 million):
x $60/year = $1.8 Billion

AgeMeter Business Model – Initial Revenue Targets

Initial Focus on Medical Practices has built worldwide credibility,
Enabling us to sell direct to consumer and also earn revenue from portion of consumers test payments at Medical and Fitness Centers, and monetize our data.
Facilitated by Larger Marketing and Continual Product Enhancement Budgets

Consumer Freemium App

1. Drive viral growth of free app, convert free users to Premium via subscription offerings
   - 200,000 Premium Subscribers
   - $5/month
   - **$12M/year revenue**

Consumer Revenue from portion of Test Payments at Medical & Fitness Centers

2. Help Doctors and Fitness Centers to successfully integrate AgeMeter
   - 1000 Doctors & HCPs
   - 20 tests/month
   - $15/test
   - **$3.6M/year revenue**

Research

Perpetually expanding worldwide global study, data model, and updating algorithm
- Monetize anonymized data model for commercial and academic use
- Continually add new functional age biomarkers to AgeMeter

7

AgeMeter Marketing Agency's Plan

DNA DIGITAL NICHE AGENCY has done over **500 user and investor acquisition campaigns** since launch in 2014, exceeding goals with **over 9 figures of expansion**, Groundbreaking Campaigns featured in **Forbes, TechCrunch, Entrepreneur, Inc., Business Insider**, and more! The DNA team is excited about AgeMeter applications to future generations.

Consumer Freemium App Marketing

- $5 spend per Freemium install
- $500,000 three month campaign is sustained by revenue thereafter.
- 400,000 downloads in one year
- 30% conversion rate = 120,000 Premium Users
- Plus 80,000 from Social Sharing and Organic = 200,000 per year.

Medical & Fitness Centers Marketing

- $45 spend per Lead
- $112,500 three month campaign is sustained by revenue thereafter.
- 10,000 leads in one year.
- 5% conversion rate = 500 AgeMeter buyers
- Plus 500 more from Social Sharing and Organic = 1,000

Research

Data Monetization planning will occur as company grows.

8

Raise























Seeking 12 months of funding to hit 1,000 Doctors/HCPs and 200,000 Premium Consumers in CY2022 and complete mobile app AgeMeter.

Seeking $600K raise for 5% stake, up to $1.2M for 10% stake, targeting iPhone & Android Consumer App release Spring CY2022.

Our Current WeFunder Reg CF Share Offering has raised $114,000 so far at $12 Million Valuation.

AgeMeter Team

Founder

Elliott Small Harvard BA Biochemistry. 4 patents: 3 issued: Rapid Battery Charging, 1 pending: Aging Reversal Methods & Compositions. Chemist: Kraft Foods. Computer Consultant and Coder.

Medical Director

Edward A. Layne MD, SCM Harvard College, Tulane Medical School, Harvard Medical School Post-grad, Founder and Medical Director, Gastro and Nutritional Clinics, 3 locations in Atlanta, GA

CTO

Taylor Speegle Owns a software company partnered in development of the AgeMeter and others with over 20 Million users worldwide, ranked in Apple App Store Top #100 in 85 Countries and Exclusive software launch partner for TCL's global NEXTWEAR G Smart Glasses

COO

E.J. Layne BS/MS Computer Science, Georgia Tech, Program Manager and Software Developer, helping teams build and deliver high-quality user experiences to consumers and large-scale commercial businesses.

Information Technology Partner

Joe Strickland BS Computer Science, Morehouse, Technology Delivery Management Director, CCI, Provide strategic and technical leadership for the end-to-end delivery of Technology solutions addressing internal and external business needs.

Medical Advisor

Ronald Dunlap MD, FACC Tufts School of Medicine Board Member/Former President, Massachusetts Medical Society; Former Tech. Advisor, New England Journal of Medicine

AgeMeter Press

WIRED:
Quantified
Anti-Aging

iHeart RADIO

iHeartRadio:
Frontiers of
Anti-Aging Research
podcast w/ Dr. Oliver
Medvedik

yahoo!news

"March 16, 2021: **Pilot Study with AgeMeter® [By Neurohacker Collective]** "results of a small pilot study using AgeMeter® on **supplement for healthy aging,** Qualia Life"

Neurohacker Collective
is a Leading Aging Reversal
Supplement Researcher and
Manufacturer

Longevity Technology

February 11, 2020: Functional age biomarker tracking goes digital. "To understand if your interventions are working you need a baseline to work from, and to measure progressive stages with the same test."

"AgeMeter brings physical age measurement into the 21st century."